                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.    1   )*
                                            -----

                            APOGEE ENTERPRISES, INC.
                            ------------------------
                                (Name of Issuer)

                 Common stock, par value of $.33-1/3 per share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                   037598109
                                   ---------
                                 (CUSIP Number)

     Donald W. Goldfus, Trustee, Revocable Trust of Russell H. Baumgardner
Apogee Enterprises, Inc., 7900 Xerxes Ave. So., Ste. 1800, Minneapolis, MN 55431
- --------------------------------------------------------------------------------
                                (612) 835-1874
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 26, 1994
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of  8 Pages

- -------------------                                          -------------------
CUSIP NO. 037598109                     13D                  PAGE  2 OF 8  PAGES
- -------------------                                          -------------------


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Revocable Trust of Russell H. Baumgardner
        41-6280018
- --------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
- --------------------------------------------------------------------------------
   3    SEC USE ONLY


- --------------------------------------------------------------------------------
   4    SOURCE OF FUND*
        00

- --------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                               [  ]
- --------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Trust governed by the laws of Minnesota
- --------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER

     SHARES              1,283,614
                 ---------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY
                 ---------------------------------------------------------------
      EACH         9     SOLE DISPOSITIVE POWER

    REPORTING            1,283,614
                 ---------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH
- --------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,283,614
- --------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [  ]
- --------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.56%
- --------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        00  (TRUST)
- --------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
 CUSIP NO.                              13D                PAGE 3 OF 8 PAGES
- -----------------------                                  ---------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Laurance J. Niederhofer
      S.S. ####-##-####
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
      Trustee of Revocable Trust of Russell H. Baumgardner
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUND*
 4    00

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                    [  ]
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- --------------------------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
                     7
      SHARES              289,641
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             1,573,255
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
     REPORTING
                   -------------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     10
       WITH               1,573,255
- --------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      289,641
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [  ]
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.16%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO.                           13D                  PAGE 4 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald W. Goldfus
      S.S. ####-##-####
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
      Trustee of Revocable Trust of Russell H. Baumgardner
- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
       00
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- ------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES               315,805
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY              1,599,419
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING      -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
      PERSON
                           1,599,419
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       315,805
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.35%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

       IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- --------------------------------------------------------------------------------
CUSIP NO.                              13D              PAGE 5 OF 8 PAGES
- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      O. Walter Johnson
      S.S. ####-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
      Trustee of Revocable Trust of Russell H.
      Baumgardner
- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUND*
      00

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                          [  ]
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- --------------------------------------------------------------------------------
     NUMBER OF          7      SOLE VOTING POWER

      SHARES                   3,455
                   -------------------------------------------------------------
   BENEFICIALLY         8      SHARED VOTING POWER

     OWNED BY                  1,287,069
                   -------------------------------------------------------------
       EACH             9      SOLE DISPOSITIVE POWER

     REPORTING
                   -------------------------------------------------------------
      PERSON           10      SHARED DISPOSITIVE POWER

       WITH                    1,287,069
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,455
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [  ]
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.03%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

This is an amendment to the Schedule 13D filed by the Revocable Trust of Russell
H. Baumgardner ( the "Trust") on January 13, 1994. On October 26, 1994, the Trust sold 920,000 shares of Common Stock, par value $.33 1/3 per share (the "Common Stock"), of Apogee Enterprise, Inc. (the "Company"). The 920,000 shares of Common Stock were sold pursuant to a Registration Statement, File No. 33-55635, filed by the Company on Form S-3 with the Securities and Exchange Commission and declared effective on October 18, 1994. Prior to the sale, the Trust owned 2,281,114 shares of Common Stock of the Company, or 16.4% of the issued and outstanding shares of Common Stock. As a result of the sale, the Trust is the owner of 1,283,614 shares of Common Stock, which is 9.56% of the issued and outstanding shares of Common Stock.


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock of the Company. The Company's principal executive offices are located at 7900 Xerxes Avenue South, Suite 1800, Minneapolis, Minnesota 55431. The principal executive officers of the Company are Donald W. Goldfus, Gerald K. Anderson, Thomas N. Adamson, Larry Anderson, Gary W. Haider, William G. Gardner, Richard Gould and James L. Martineau. The address of the principal executive officers is 7900 Xerxes Avenue South, Suite 1800, Minneapolis, Minnesota 55431.


ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c), (f)  The Trust is a trust governed by the laws of Minnesota.  The addresses of the trustees of the Trust are set forth below.

(d)  None.
(e)  None.


     The following table sets forth the names, business addresses, and principal occupation of each trustee of the Trust:

NAME AND ADDRESS              PRINCIPAL OCCUPATION
- ----------------              --------------------

Donald W. Goldfus             Chairman of the Board of Directors
7900 Xerxes Avenue South      and Chief Executive Officer of the
Suite 1800                    Company
Minneapolis, MN 55431

Laurence J. Niederhofer       Vice Chairman of the Board of
7900 Xerxes Avenue South      Directors of the Company
Suite 1800
Minneapolis, MN 55431

O. Walter Johnson             Chairman and Chief Executive
7900 Xerxes Avenue South      Officer of Clutch & U-Joints, Inc.
Suite 1800
Minneapolis, MN  55431

All of the trustees listed above are United States citizens. During the last five years, no trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order regarding violations of federal or state securities laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock owned by the Trust previously have been reported by Russell H. Baumgardner on Schedule 13G. The shares of Common Stock owned by the Trust are now being reported directly by the Trust.


ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate number of shares: 1,283,614 shares of Common Stock, $.33 1/3 par value, are owned by the Trust. The shares owned by the Trust represent 9.56% of the shares outstanding.
(b) Number of shares with sole voting and disposition power: 1,283,614 shares of Common Stock, $.33 1/3 par value.
(c)  Transactions within the past 60 days:  Sale of 920,000 shares of Common
                                            Stock on October 26, 1994 as
                                            described above.
(d)  N/A
(e)  N/A

The trustees share the power to vote or direct the vote and to dispose or direct the disposition of all shares held by the Trust. Any additional shares of Common Stock of the Company owned by individual trustees are listed on the Cover Page relating to such trustee.


ITEMS 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None with respect to the Trust other than the Trust Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   -  Joint Filing Agreement
Exhibit B-1 -  Power of Attorney - Laurence J. Niederhofer*
Exhibit B-2 -  Power of Attorney - Donald W. Goldfus*
Exhibit B-3 -  Power of Attorney - O. Walter Johnson*

*  Incorporated by reference to Schedule 13D filed by the Trust on January 13,
1994

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  November 17, 1994           REVOCABLE TRUST OF
                                    RUSSELL H. BAUMGARDNER



                                    By:   /s/ Donald W. Goldfus
                                        ---------------------------------------
                                        Donald W. Goldfus, Trustee



                                    By:                   *
                                        --------------------------------------
                                        Laurence J. Niederhofer, Trustee



                                    By:                   *
                                        --------------------------------------
                                        O. Walter Johnson, Trustee



                                    By:   /s/ Donald W. Goldfus
                                        --------------------------------------
                                        Donald W. Goldfus
                                        *Attorney-in-fact

                                   EXHIBIT A

                             JOINT FILING AGREEMENT


          The undersigned hereby agree that the statement on Amendment No. 1 to
Schedule 13D with respect to the Common Stock of Apogee Enterprises, Inc., a Minnesota corporation, executed on November 17, 1994, is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.


Dated:  November 17, 1994


                                    THE REVOCABLE TRUST OF
                                    RUSSELL H. BAUMGARDNER



                                    By:   /s/ Donald W. Goldfus
                                         ------------------------------------
                                         Donald W. Goldfus, Trustee



                                    By:                  *
                                         ------------------------------------
                                         Laurence J. Niederhofer, Trustee



                                    By:                  *
                                         ------------------------------------
                                         O. Walter Johnson, Trustee



                                    By:   /s/ Donald W. Goldfus
                                         ------------------------------------
                                         Donald W. Goldfus
                                         *Attorney-in-fact